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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32920

KODIAK OIL & GAS CORP.

and each Guarantor

listed in Annex A hereto

(Exact name of registrant as specified in its charter)

1700 Broadway, Suite 2300, Denver, Colorado 80290-2300 (303) 837-1661

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.125% Senior Notes due 2019

Guarantees of 8.125% Senior Notes due 2019

5.500% Senior Notes due 2021

Guarantees of 5.500% Senior Notes due 2021

5.500% Senior Notes due 2022

Guarantees of 5.500% Senior Notes due 2022

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

8.125% Senior Notes due 2019: 43

Guarantees of 8.125% Senior Notes due 2019: 0

5.500% Senior Notes due 2021: 31

Guarantees of 5.500% Senior Notes due 2021: 0

5.500% Senior Notes due 2022: 34

Guarantees of 5.500% Senior Notes due 2022: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KODIAK OIL & GAS CORP.

Date: December 8, 2014	By:	/s/ James J. Volker
James J. Volker
Chairman, President and Chief Executive Officer

KODIAK OIL & GAS (USA) INC.
KODIAK WILLISTON, LLC

	By:	/s/ James J. Volker
James J. Volker
Chairman, President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Annex A

Name, Address and Telephone Number[1]	State or Other Jurisdiction of Organization	Commission File Number
KODIAK OIL & GAS (USA) INC.	Colorado	333-191281-03
KODIAK WILLISTON, LLC	Delaware	333-191281-01

[1]	The address of the principal executive offices for each of these additional registrants is 1700 Broadway, Suite 2300, Denver, Colorado 80290. Their telephone number is (303) 837-1661.

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